

07006374

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37498

RECEIVED FEB 2 8 2007 WASH. D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Franklin Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5263 Cresthaven H. Building
(No. and Street)

West Palm Beach Florida 33415
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald G. Handloser (407) 967-9557
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beale, James K. CPA
(Name — *if individual, state last, first, middle name*)

1010 N. Campbell | Royal Oak | MI | 48067
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AD 4/24

KA 4/24

OATH OR AFFIRMATION

I, Ronald G. Handloser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Capital, Inc., as of December 31,2006, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public


MIRELA ZEQJA
Notary Public - Michigan
Wayne County
My Commission Expires Dec 21, 2011
Acting in the County of Wayne

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James K. Beale, CPA

1010 N. CAMPBELL
ROYAL OAK, MICHIGAN 48067

Telephone 248-547-1430

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF
FRANKLIN CAPITAL, INC

In my opinion, the accompanying Balance Sheet as of December 31, 2006 and the related Statements of Income, Retained Earnings, and Cash Flows present fairly, in all material respects, the financial position of Franklin Capital, Inc. at December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management, my responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these financial statements in accordance with generally accepted auditing standards which require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for the opinion expressed above.

February 5, 2007

James K Beale

FRANKLIN CAPITAL, INC.

BALANCE SHEET
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:		
Cash in bank (Note A)		$5,445
Cash in Money Market fund (Note A)		34,695
Federal income tax receivable		152
TOTAL CURRENT ASSETS		$40,292
TOTAL ASSETS		$40,292

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Loan payable - Stockholder (Note B)		$11
TOTAL LIABILITIES		11
STOCKHOLDER'S EQUITY:		
Capital stock issued and outstanding	$10,000	
Retained earnings	30,281	
TOTAL STOCKHOLDER'S EQUITY		40,281
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$40,292

FRANKLIN CAPITAL, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

INCOME:		
Commissions	$2,923	
Interest	1,400	
TOTAL INCOME		$4,323
EXPENSES:		
Accounting and Auditing fees	600	
Assessments	1,040	
Office expense and postage	840	
Phine	600	
Report filing fee	225	
Licenses and taxes	925	
Bank Charges	26	
Vehicle expense	2,075	
Rent	1,262	
TOTAL EXPENSES		7,593
Net loss before tax		(3,270)
Provision for tax (credit)		(152)
NET LOSS		$ (3,118)

FRANKLIN CAPITAL, INC.

STATEMENT OF RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2006

RETAINED EARNINGS:

Balance, December 31, 2005	$33,399
Add: Net loss for the year ended December 31, 2006	(3,118)
Balance, December 31, 2006	$30,281

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (3,118)
Changes in operating assets and liabilities:	
Federal income tax	(191)
NET CASH FLOWS TO OPERATING ACTIVITIES	(3,309)
Net decrease in cash	(3,309)
Cash at beginning of year, January 1, 2006	43,449
Cash at end of year, December 31, 2006	$40,140

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. **CASH EQUIVALENTS** include cash and liquid investments with an original maturity of 90 days or less.

NOTE B - LOAN PAYABLE - STOCKHOLDER

The stockholder, Ronald Handloser, has advanced funds to the corporation for general working capital. The obligation is secured and payable on demand.

END